FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 HSBC HOLDINGS PLC

30 September 2026

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

On 29 September 2026, the issued share capital of HSBC Holdings plc was 17,141,942,291 ordinary shares of US$0.50. No shares are held in treasury.

Therefore, the total number of voting rights in HSBC Holdings plc is 17,141,942,291. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HSBC Holdings plc under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules and/or under Part XV of the Hong Kong Securities and Futures Ordinance. Any such notification should be sent to investorrelations@hsbc.com and shareholderquestions@hsbc.com.

Lee Davis

Group Governance
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 30 September 2026